09055768

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Trade-PMR, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1015 NW 56th Terrace
(No. and Street)

Gainesville	Florida	32605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cris Baldwin, CFO — 352-332-1938
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Robb W. Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Trade-PMR, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Public Notary ALACHUA COUNTY FLORIDA

CHARLES O. JORDAN
Commission DD 677116
Expires July 20, 2011
Bonded Thru Troy Fain Insurance 800-385-7019

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADE-PMR, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Trade-PMR, Inc.

We have audited the accompanying statement of financial condition of Trade-PMR, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 18, 2009

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

TRADE-PMR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash and cash equivalents	$ 261,137
Deposit with clearing broker	35,000
Receivables from clearing broker	86,699
Accounts receivable	6,299
Prepaid expenses and other current assets	17,264
Property and equipment, net of accumulated depreciation of $133,548	811,631
	$ 1,218,030

Liabilities and stockholders' equity

Liabilities:	
Accounts payable and accrued expenses	$ 39,679
Mortgage payable	616,977
Total liabilities	656,656
Stockholders' equity:	
Common stock, $.01 par value, 10,000 shares authorized 1,656 shares issued and outstanding	17
Additional paid-in capital	739,187
Retained deficit	(177,830)
Total stockholders' equity	561,374
	$ 1,218,030

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 1,228,468
Rebates and other fees	704,169
Interest	3,399
Total revenue	1,936,036
Expenses:	
Execution costs	244,970
Clearing costs	420,428
Wages and taxes	702,634
Other operating costs	225,382
Advertising	102,729
Occupancy	23,492
Telephone and communications	24,022
Depreciation	24,344
Interest	47,178
Total expenses	1,815,179
Net Income	$ 120,857

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2008	1,656	$ 17	$739,187	$(298,687)	$ 440,517
Net income	-	-	-	120,857	120,857
Balance at December 31, 2008	1,656	$ 17	$ 739,187	$(177,830)	$ 561,374

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 120,857
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	24,344
Increase or decrease in assets and liabilities:	
Increase in due from clearing broker	(14,037)
Increase in accounts receivable	(2,225)
Decrease in prepaid assets	(3,813)
Increase in accounts payable and accrued expenses	3,082
Total cash provided by operating activities	128,208
Cash flows from investing activities:	
Purchase of fixed assets	(21,490)
Total cash used in investing activities	(21,490)
Cash flows from financing activities:	
Payments on mortgage	(15,653)
Total cash used by financing activities	(15,653)
Net increase in cash	91,065
Cash and cash equivalents at beginning of year	170,072
Cash and cash equivalents at end of year	$ 261,137
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 47,178
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. ORGANIZATION

Trade-PMR, Inc. (the "Company") was incorporated on October 30, 1998, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates an office in Gainesville, Florida. The Company is an introducing broker-dealer and clears its trades through Sterne, Agee & Leach, Inc. (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations. The Company provides online brokerage services for investment advisors and individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing broker - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Property and Equipment – Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Securities transactions - Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition

Income taxes - The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company provides services to Portfolio Management & Research, Inc., an investment advisory corporation owned by a majority stockholder of the Company.

4. PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following at December 31, 2008:

Computers	$ 65,366
Software	86,511
Office furniture	33,302
Building	760,000
	945,179
Less: accumulated depreciation	133,548
	$ 811,631

Depreciation expense for the year ended December 31, 2008 was $24,344.

5. DEBT

During January 2007, the Company purchased a building for $760,000. The Company entered into a mortgage note with a bank for $646,000 and made a downpayment of $114,000. The terms of the note are principal and interest payments of $5,047.28 for fifty-nine (59) months and a balloon payment of approximately $561,000 at the end of sixty (60) months with interest at 7.1%.

Future minimum payments under the mortgage note are as follows at December 31, 2008:

2009	17,397
2010	18,672
2011	20,043
2012	560,865
	$ 616,977

During the year ended December 31, 2008, the Company paid $44,915 in interest on the mortgage note.

6. INCOME TAXES

The Company had approximately $290,000 in loss carryforward at January 1, 2008 for both federal and state tax purposes. The Company has applied its net profit for the year ended December 31, 2008 to the net loss carryforward available and the loss carryforward has been reduced to approximately $169,000 at December 31, 2008, which is available for future tax years through 2020. Consequently, the Company had no federal and state income tax obligation for the year ended December 31, 2008. As of December 31, 2008 the deferred tax asset as been reduced by approximately $47,000 with a deferred tax asset remaining of $30,000. A full valuation allowance has been applied to the deferred tax asset amount due to the uncertainty of its usage in future years.

7. CONTRACTUAL COMMITMENTS

The Company has an agreement with the Clearing Broker that requires a cash security deposit of $35,000 be maintained at all times with the Clearing Broker during the term of the agreement and any renewals thereof. The Clearing Broker has a right to charge the security deposit for any customer obligations the Clearing Broker may accrue against the Company. The balance of the cash security deposit was $35,000 at December 31, 2008. The Agreement also calls for minimum monthly clearing charges of $2,000.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company had three investment advisors that transact business through the Company for the year ended December 31, 2008. These advisors account for approximately 28% of the revenue of the Company.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($38,050) at December 31, 2008 or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2008, the net capital, as computed, was $322,365. The Company had excess net capital of $317,365 over it minimum requirement of $5,000.

At December 31, 2008 the percentage of aggregate indebtedness to net capital was 17.7% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2008 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

TRADE-PMR, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

Computation of basic net capital requirements:	
Total stockholders' equity qualified for net capital	$ 561,374
Deduction:	
Non-allowable assets:	
Receivable from clearing brokers	6,299
Prepaid expenses	17,264
Property and equipment, net	212,050
Total non-allowable assets	235,613
Net capital before haircuts and securities positions	325,761
Haircuts:	
Other securities	3,396
Net capital	322,365
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($3,805)	
Minimum dollar net capital requirement for this broker-dealer $(5,000)	
Net capital requirement (greater of above two requirements)	5,000
Net capital in excess of required minimum	$ 317,365
Excess net capital at 1000%	$ 316,657
Reconciliation:	
Net capital, per page 9-10 of the December 31, 2008, unaudited Focus Report, as filed	$ 322,372
Rounding	(7)
Net capital, per December 31, 2008, audited report, as filed.	$ 322,365

The accompanying notes are an integral part of these financial statements..

TRADE-PMR, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Aggregate indebtedness:

Accounts payable and accrued expenses	$	39,679
Mortgage payable less long-term portion ($599,580)		17,397
Total aggregate indebtedness included in Statement of Financial Condition	$	57,076
Percentage of aggregate indebtedness to net capital		17.7%

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2008

Trade-PMR, Inc.. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Trade-PMR, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Trade-PMR, Inc.

In planning and performing our audit of the financial statements of Trade-PMR, Inc. (the "Company") for the year ended December 31, 2008, We considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with ma

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lashley, Seland & Rotroff, P.A.

February 18, 2009

TRADE-PMR, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS